Exhibit 99.2

BCE (1)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 2016	Q1 2015	$ change	% change
Operating revenues	5,270	5,240	30	0.6%
Operating costs (A)	(3,059)	(3,070)	11	0.4%
Post-employment benefit plans service cost	(48)	(76)	28	36.8%
Adjusted EBITDA (2)	2,163	2,094	69	3.3%
Adjusted EBITDA margin (2)	41.0%	40.0%		1.0	pts
Severance, acquisition and other costs	(42)	(224)	182	81.3%
Depreciation	(739)	(712)	(27)	(3.8%)
Amortization	(149)	(127)	(22)	(17.3%)
Finance costs
Interest expense	(219)	(226)	7	3.1%
Interest on post-employment benefit obligations	(20)	(27)	7	25.9%
Other income (expense)	23	(20)	43	n.m.
Income taxes	(259)	(175)	(84)	(48.0%)
Net earnings	758	583	175	30.0%
Net earnings attributable to:
Common shareholders	707	532	175	32.9%
Preferred shareholders	37	38	(1)	(2.6%)
Non-controlling interest	14	13	1	7.7%
Net earnings	758	583	175	30.0%
Net earnings per common share - basic	$0.82	$0.63	$0.19	30.2%
Net earnings per common share - diluted	$0.82	$0.63	$0.19	30.2%
Dividends per common share	$0.6825	$0.6500	$0.0325	5.0%
Average number of common shares outstanding - basic (millions)	867.1	841.0
Average number of common shares outstanding - diluted (millions)	868.1	842.6
Number of common shares outstanding (millions)	868.6	841.9

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	707	532	175	32.9%
Severance, acquisition and other costs	31	164	(133)	(81.1%)
Net (gains) losses on investments	(12)	2	(14)	n.m.
Early debt redemption costs	8	7	1	14.3%
Adjusted net earnings (2)	734	705	29	4.1%
Impact on net earnings per share	$0.03	$0.21	$(0.18)	(85.7%)

Adjusted EPS (2)	$0.85	$0.84	$0.01	1.2%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - First Quarter 2016 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Operating revenues	5,270	21,514	5,603	5,345	5,326	5,240
Operating costs (A)	(3,059)	(12,682)	(3,462)	(3,089)	(3,061)	(3,070)
Post-employment benefit plans service cost	(48)	(281)	(68)	(69)	(68)	(76)
Adjusted EBITDA	2,163	8,551	2,073	2,187	2,197	2,094
Adjusted EBITDA margin	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%
Severance, acquisition and other costs	(42)	(446)	(152)	(46)	(24)	(224)
Depreciation	(739)	(2,890)	(731)	(727)	(720)	(712)
Amortization	(149)	(530)	(136)	(133)	(134)	(127)
Finance costs
Interest expense	(219)	(909)	(226)	(227)	(230)	(226)
Interest on post-employment benefit obligations	(20)	(110)	(28)	(27)	(28)	(27)
Other income (expense)	23	(12)	(70)	35	43	(20)
Income taxes	(259)	(924)	(188)	(271)	(290)	(175)
Net earnings	758	2,730	542	791	814	583
Net earnings attributable to:
Common shareholders	707	2,526	496	739	759	532
Preferred shareholders	37	152	37	38	39	38
Non-controlling interest	14	52	9	14	16	13
Net earnings	758	2,730	542	791	814	583

Net earnings per common share - basic	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63
Net earnings per common share - diluted	$0.82	$2.98	$0.58	$0.87	$0.90	$0.63

Dividends per common share	$0.6825	$2.6000	$0.6500	$0.6500	$0.6500	$0.6500
Average number of common shares outstanding - basic (millions)	867.1	847.1	853.5	848.9	844.9	841.0
Average number of common shares outstanding - diluted (millions)	868.1	848.3	854.9	850.1	846.2	842.6
Number of common shares outstanding (millions)	868.6	865.6	865.6	849.4	848.6	841.9

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	707	2,526	496	739	759	532
Severance, acquisition and other costs	31	327	112	35	16	164
Net (gains) losses on investments	(12)	(21)	1	16	(40)	2
Early debt redemption costs	8	13	6	-	-	7
Adjusted net earnings	734	2,845	615	790	735	705
Impact on net earnings per share	$0.03	$0.38	$0.14	$0.06	$(0.03)	$0.21

Adjusted EPS	$0.85	$3.36	$0.72	$0.93	$0.87	$0.84

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - First Quarter 2016 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Q1 2015	$ change	% change

Revenues
Bell Wireless	1,693	1,637	56	3.4%
Bell Wireline	2,983	3,027	(44)	(1.5%)
Bell Media	741	726	15	2.1%
Inter-segment eliminations	(147)	(150)	3	2.0%
Total	5,270	5,240	30	0.6%

Operating costs
Bell Wireless	(932)	(925)	(7)	(0.8%)
Bell Wireline	(1,726)	(1,786)	60	3.4%
Bell Media	(596)	(585)	(11)	(1.9%)
Inter-segment eliminations	147	150	(3)	(2.0%)
Total	(3,107)	(3,146)	39	1.2%

Adjusted EBITDA
Bell Wireless	761	712	49	6.9%
Margin	44.9%	43.5%		1.4	pts
Bell Wireline	1,257	1,241	16	1.3%
Margin	42.1%	41.0%		1.1	pts
Bell Media	145	141	4	2.8%
Margin	19.6%	19.4%		0.2	pts
Total	2,163	2,094	69	3.3%
Margin	41.0%	40.0%		1.0	pts

Capital expenditures
Bell Wireless	162	151	(11)	(7.3%)
Capital intensity (3)	9.6%	9.2%		(0.4	) pts
Bell Wireline	669	656	(13)	(2.0%)
Capital intensity	22.4%	21.7%		(0.7	) pts
Bell Media	21	20	(1)	(5.0%)
Capital intensity	2.8%	2.8%		-
Total	852	827	(25)	(3.0%)
Capital intensity	16.2%	15.8%		(0.4	) pts

BCE Supplementary Financial Information - First Quarter 2016 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 16	Total 2015	Q4 15	Q3 15	Q2 15	Q1 15

Revenues
Bell Wireless	1,693	6,876	1,770	1,772	1,697	1,637
Bell Wireline	2,983	12,258	3,161	3,028	3,042	3,027
Bell Media	741	2,974	816	692	740	726
Inter-segment eliminations	(147)	(594)	(144)	(147)	(153)	(150)
Total	5,270	21,514	5,603	5,345	5,326	5,240

Operating costs
Bell Wireless	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Bell Wireline	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Bell Media	(596)	(2,251)	(632)	(509)	(525)	(585)
Inter-segment eliminations	147	594	144	147	153	150
Total	(3,107)	(12,963)	(3,530)	(3,158)	(3,129)	(3,146)

Adjusted EBITDA
Bell Wireless	761	2,828	641	758	717	712
Margin	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Bell Wireline	1,257	5,000	1,248	1,246	1,265	1,241
Margin	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%
Bell Media	145	723	184	183	215	141
Margin	19.6%	24.3%	22.5%	26.4%	29.1%	19.4%
Total	2,163	8,551	2,073	2,187	2,197	2,094
Margin	41.0%	39.7%	37.0%	40.9%	41.3%	40.0%

Capital expenditures
Bell Wireless	162	716	193	184	188	151
Capital intensity	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Bell Wireline	669	2,809	741	716	696	656
Capital intensity	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
Bell Media	21	101	24	27	30	20
Capital intensity	2.8%	3.4%	2.9%	3.9%	4.1%	2.8%
Total	852	3,626	958	927	914	827
Capital intensity	16.2%	16.9%	17.1%	17.3%	17.2%	15.8%

BCE Supplementary Financial Information - First Quarter 2016 Page 5

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Q1 2015	% change
Bell Wireless
Revenues
Service	1,579	1,500	5.3%
Product	104	127	(18.1%)
Total external Bell Wireless revenues	1,683	1,627	3.4%
Inter-segment	10	10	-
Total Bell Wireless operating revenues	1,693	1,637	3.4%
Operating costs	(932)	(925)	(0.8%)
Adjusted EBITDA	761	712	6.9%
Adjusted EBITDA margin (Total revenues)	44.9%	43.5%	1.4	pts
Adjusted EBITDA margin (Service revenues)	48.2%	47.5%	0.7	pts

Capital expenditures	162	151	(7.3%)
Capital intensity	9.6%	9.2%	(0.4	) pts
Wireless gross activations	331,623	341,360	(2.9%)
Postpaid	275,415	278,984	(1.3%)
Wireless net activations	(9,868)	(15,914)	38.0%
Postpaid	25,805	35,373	(27.0%)
Wireless subscribers end of period (EOP)	8,235,963	8,102,714	1.6%
Postpaid	7,401,221	7,145,420	3.6%
Average revenue per user (3) (ARPU)($/month)	63.02	60.83	3.6%
Churn (%) (3)(average per month)	1.38%	1.47%	0.09	pts
Prepaid	3.42%	3.60%	0.18	pts
Postpaid	1.15%	1.18%	0.03	pts
Cost of acquisition (COA) (3) ($/subscriber)	494	452	(9.3%)

BCE Supplementary Financial Information - First Quarter 2016 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireless
Revenues
Service	1,579	6,246	1,588	1,619	1,539	1,500
Product	104	590	171	143	149	127
Total external Bell Wireless revenues	1,683	6,836	1,759	1,762	1,688	1,627
Inter-segment	10	40	11	10	9	10
Total Bell Wireless operating revenues	1,693	6,876	1,770	1,772	1,697	1,637
Operating costs	(932)	(4,048)	(1,129)	(1,014)	(980)	(925)
Adjusted EBITDA	761	2,828	641	758	717	712
Adjusted EBITDA margin (Total revenues)	44.9%	41.1%	36.2%	42.8%	42.3%	43.5%
Adjusted EBITDA margin (Service revenues)	48.2%	45.3%	40.4%	46.8%	46.6%	47.5%

Capital expenditures	162	716	193	184	188	151
Capital intensity	9.6%	10.4%	10.9%	10.4%	11.1%	9.2%
Wireless gross activations	331,623	1,600,147	449,650	424,164	384,973	341,360
Postpaid	275,415	1,338,141	387,696	353,652	317,809	278,984
Wireless net activations	(9,868)	127,203	62,464	58,543	22,110	(15,914)
Postpaid	25,805	265,369	91,308	77,655	61,033	35,373
Wireless subscribers EOP	8,235,963	8,245,831	8,245,831	8,183,367	8,124,824	8,102,714
Postpaid	7,401,221	7,375,416	7,375,416	7,284,108	7,206,453	7,145,420
ARPU ($/month)	63.02	63.09	63.67	65.34	62.48	60.83
Churn (%)(average per month)	1.38%	1.51%	1.57%	1.49%	1.49%	1.47%
Prepaid	3.42%	3.32%	3.19%	2.98%	3.48%	3.60%
Postpaid	1.15%	1.28%	1.38%	1.31%	1.23%	1.18%
COA ($/subscriber)	494	467	525	446	434	452

BCE Supplementary Financial Information - First Quarter 2016 Page 7

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Q1 2015	% change
Bell Wireline
Data	1,794	1,757	2.1%
Local & access	789	824	(4.2%)
Long distance	191	213	(10.3%)
Equipment & other	168	173	(2.9%)
Total external revenues	2,942	2,967	(0.8%)
Inter-segment revenues	41	60	(31.7%)
Total Bell Wireline operating revenues	2,983	3,027	(1.5%)
Operating costs	(1,726)	(1,786)	3.4%
Adjusted EBITDA	1,257	1,241	1.3%
Adjusted EBITDA Margin	42.1%	41.0%	1.1	pts

Capital expenditures	669	656	(2.0%)
Capital intensity	22.4%	21.7%	(0.7	) pts
High-speed Internet
High-speed Internet net activations	19,783	39,650	(50.1%)
High-speed Internet subscribers EOP (A)	3,411,246	3,297,745	3.4%
TV
Net subscriber activations	9,999	26,990	(63.0%)
Internet protocol television (IPTV)	47,740	60,863	(21.6%)
Total subscribers EOP	2,748,495	2,658,106	3.4%
IPTV	1,230,531	990,325	24.3%
Local
Network access services (NAS)
Residential	3,466,304	3,745,986	(7.5%)
Business (A)	3,099,204	3,271,175	(5.3%)
Total (A)	6,565,508	7,017,161	(6.4%)
NAS net losses
Residential	(67,428)	(65,870)	(2.4%)
Business	(40,204)	(44,069)	8.8%
Total	(107,632)	(109,939)	2.1%

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of our former Bell Aliant segment (Bell Aliant).

BCE Supplementary Financial Information - First Quarter 2016 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15
Bell Wireline
Data	1,794	7,163	1,862	1,770	1,774	1,757
Local & access	789	3,271	802	818	827	824
Long distance	191	831	204	207	207	213
Equipment & other	168	778	250	181	174	173
Total external revenues	2,942	12,043	3,118	2,976	2,982	2,967
Inter-segment revenues	41	215	43	52	60	60
Total Bell Wireline operating revenues	2,983	12,258	3,161	3,028	3,042	3,027
Operating costs	(1,726)	(7,258)	(1,913)	(1,782)	(1,777)	(1,786)
Adjusted EBITDA	1,257	5,000	1,248	1,246	1,265	1,241
Adjusted EBITDA margin	42.1%	40.8%	39.5%	41.1%	41.6%	41.0%

Capital expenditures	669	2,809	741	716	696	656
Capital intensity	22.4%	22.9%	23.4%	23.6%	22.9%	21.7%
High-speed Internet
High-speed Internet net activations	19,783	155,052	38,908	57,888	18,606	39,650
High-speed Internet subscribers EOP (A)	3,411,246	3,413,147	3,413,147	3,374,239	3,316,351	3,297,745
TV
Net subscriber activations	9,999	107,380	37,786	25,914	16,690	26,990
IPTV	47,740	253,329	74,092	67,908	50,466	60,863
Total subscribers EOP	2,748,495	2,738,496	2,738,496	2,700,710	2,674,796	2,658,106
IPTV	1,230,531	1,182,791	1,182,791	1,108,699	1,040,791	990,325
Local
NAS
Residential	3,466,304	3,533,732	3,533,732	3,591,813	3,670,167	3,745,986
Business (A)	3,099,204	3,154,934	3,154,934	3,203,763	3,233,485	3,271,175
Total (A)	6,565,508	6,688,666	6,688,666	6,795,576	6,903,652	7,017,161
NAS net losses
Residential	(67,428)	(278,124)	(58,081)	(78,354)	(75,819)	(65,870)
Business	(40,204)	(160,310)	(48,829)	(29,722)	(37,690)	(44,069)
Total	(107,632)	(438,434)	(106,910)	(108,076)	(113,509)	(109,939)

(A)	Our Q1 2016 business Internet and business NAS subscriber bases reflect a beginning of period adjustment to reduce the number of subscribers by 21,684 and 15,526, respectively, in order to align practices as a result of the integration of Bell Aliant.

BCE Supplementary Financial Information - First Quarter 2016 Page 9

BCE
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	March 31	December 31
	2016	2015
Debt due within one year	4,516	4,895
Long-term debt	15,837	15,390
Preferred shares - BCE (A)	2,002	2,002
Cash and cash equivalents	(423)	(613)
Net Debt (2)	21,932	21,674

Net debt leverage ratio (2)	2.54	2.53
Adjusted EBITDA /net interest expense ratio(2)	8.89	8.76

Bell Media Inc. - Proportionate Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Total 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015

Proportionate adjusted EBITDA	122	643	170	161	191	121

Cash Flow Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Q1 2015	$ change	% change
Free Cash Flow (FCF) (2)
Cash from operating activities, excluding acquisition and other costs paid	1,318	1,097	221	20.1%
Capital expenditures	(852)	(827)	(25)	(3.0%)
Dividends paid on preferred shares	(36)	(39)	3	7.7%
Dividends paid by subsidiaries to non-controlling interest	(12)	-	(12)	n.m.
FCF	418	231	187	81.0%

Cash Flow Information - Historical Trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Total 2015	Q4 2015	Q3 2015	Q2 2015	Q1 2015
FCF
Cash from operating activities, excluding acquisition and other costs paid	1,318	6,566	1,669	1,911	1,889	1,097
Capital expenditures	(852)	(3,626)	(958)	(927)	(914)	(827)
Dividends paid on preferred shares	(36)	(150)	(37)	(37)	(37)	(39)
Dividends paid by subsidiaries to non-controlling interest	(12)	(41)	(8)	(26)	(7)	-
Voluntary defined benefit pension plan contribution	-	250	250	-	-	-
FCF	418	2,999	916	921	931	231

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information - First Quarter 2016 Page 10

BCE
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	March 31 2016	December 31 2015
ASSETS
Current assets
Cash	102	100
Cash equivalents	321	513
Trade and other receivables	2,817	3,009
Inventory	414	416
Prepaid expenses	543	393
Other current assets	223	377
Total current assets	4,420	4,808
Non-current assets
Property, plant and equipment	21,582	21,630
Intangible assets	11,334	11,176
Deferred tax assets	105	89
Investments in associates and joint ventures	1,105	1,119
Other non-current assets	782	794
Goodwill	8,618	8,377
Total non-current assets	43,526	43,185
Total assets	47,946	47,993
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,077	4,287
Interest payable	146	148
Dividends payable	606	576
Current tax liabilities	37	86
Debt due within one year	4,516	4,895
Total current liabilities	9,382	9,992
Non-current liabilities
Long-term debt	15,837	15,390
Deferred tax liabilities	1,608	1,824
Post-employment benefit obligation	2,888	2,038
Other non-current liabilities	1,411	1,420
Total non-current liabilities	21,744	20,672
Total liabilities	31,126	30,664

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004
Common shares	18,251	18,100
Contributed surplus	1,124	1,150
Accumulated other comprehensive income	55	119
Deficit	(6,919)	(6,350)
Total equity attributable to BCE shareholders	16,515	17,023
Non-controlling interest	305	306
Total equity	16,820	17,329
Total liabilities and equity	47,946	47,993
Number of common shares outstanding (millions)	868.6	865.6

BCE Supplementary Financial Information - First Quarter 2016 Page 11

BCE
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2016	Q1 2015	$ change

Net earnings	758	583	175
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	42	224	(182)
Depreciation and amortization	888	839	49
Post-employment benefit plans cost	68	103	(35)
Net interest expense	218	223	(5)
(Gains) losses on investments	(16)	2	(18)
Income taxes	259	175	84
Contributions to post-employment benefit plans	(90)	(81)	(9)
Payments under other post-employment benefit plans	(19)	(20)	1
Severance and other costs paid	(86)	(49)	(37)
Interest paid	(221)	(227)	6
Income taxes paid (net of refunds)	(238)	(333)	95
Acquisition and other costs paid	(28)	(52)	24
Net change in operating assets and liabilities	(245)	(342)	97
Cash flows from operating activities	1,290	1,045	245
Capital expenditures	(852)	(827)	(25)
Cash dividends paid on preferred shares	(36)	(39)	3
Cash dividends paid by subsidiaries to non-controlling interest	(12)	-	(12)
Acquisition and other costs paid	28	52	(24)
Free cash flow	418	231	187
Business acquisitions	(245)	-	(245)
Acquisition and other costs paid	(28)	(52)	24
Business dispositions	16	-	16
Spectrum payment	-	(100)	100
Other investing activities	35	5	30
Increase in notes payable and bank advances	725	691	34
Issue of long-term debt	747	502	245
Repayment of long-term debt	(1,310)	(146)	(1,164)
Issue of common shares	73	38	35
Repurchase of shares for settlement of share-based payments	(68)	(73)	5
Cash dividends paid on common shares	(526)	(519)	(7)
Other financing activities	(27)	(18)	(9)
	(608)	328	(936)
Net (decrease) increase in cash and cash equivalents	(190)	559	(749)
Cash and cash equivalents at beginning of period	613	566	47
Cash and cash equivalents at end of period	423	1,125	(702)

Other information
Free cash flow per share (2)	$0.48	$0.27	$0.21
Annualized cash flow yield (2)	6.2%	6.0%	0.2	pts

BCE Supplementary Financial Information - First Quarter 2016 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 16	TOTAL 2015	Q4 15	Q3 15	Q2 15	Q1 15

Net earnings	758	2,730	542	791	814	583
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	42	446	152	46	24	224
Depreciation and amortization	888	3,420	867	860	854	839
Post-employment benefit plans cost	68	391	96	96	96	103
Net interest expense	218	900	223	225	229	223
(Gains) losses on investments	(16)	(72)	1	19	(94)	2
Income taxes	259	924	188	271	290	175
Contributions to post-employment benefit plans	(90)	(566)	(317)	(76)	(92)	(81)
Payments under other post-employment benefit plans	(19)	(75)	(19)	(18)	(18)	(20)
Severance and other costs paid	(86)	(190)	(44)	(45)	(52)	(49)
Interest paid	(221)	(911)	(229)	(225)	(230)	(227)
Income taxes paid (net of refunds)	(238)	(672)	(154)	(66)	(119)	(333)
Acquisition and other costs paid	(28)	(292)	(159)	(33)	(48)	(52)
Net change in operating assets and liabilities	(245)	241	363	33	187	(342)
Cash flows from operating activities	1,290	6,274	1,510	1,878	1,841	1,045
Capital expenditures	(852)	(3,626)	(958)	(927)	(914)	(827)
Cash dividends paid on preferred shares	(36)	(150)	(37)	(37)	(37)	(39)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(41)	(8)	(26)	(7)	-
Acquisition and other costs paid	28	292	159	33	48	52
Voluntary defined benefit pension plan contribution	-	250	250	-	-	-
Free cash flow	418	2,999	916	921	931	231
Business acquisitions	(245)	(311)	(25)	(2)	(284)	-
Acquisition and other costs paid	(28)	(292)	(159)	(33)	(48)	(52)
Voluntary defined benefit pension plan contribution	-	(250)	(250)	-	-	-
Business dispositions	16	409	-	2	407	-
Spectrum payment	-	(535)	(1)	(5)	(429)	(100)
Other investing activities	35	(51)	(36)	(13)	(7)	5
Increase (decrease) in notes payable and bank advances	725	76	(596)	555	(574)	691
Increase (reduction) in securitized trade receivables	-	10	-	(305)	315	-
Issue of long-term debt	747	1,498	996	-	-	502
Repayment of long-term debt	(1,310)	(2,084)	(1,107)	(108)	(723)	(146)
Issue of common shares	73	952	888	7	19	38
Common shares issuance cost	-	(35)	(35)	-	-	-
Repurchase of shares for settlement of share-based payments	(68)	(138)	(41)	(11)	(13)	(73)
Cash dividends paid on common shares	(526)	(2,169)	(552)	(551)	(547)	(519)
Other financing activities	(27)	(32)	(7)	(4)	(3)	(18)
	(608)	(2,952)	(925)	(468)	(1,887)	328
Net (decrease) increase in cash and cash equivalents	(190)	47	(9)	453	(956)	559
Cash and cash equivalents at beginning of period	613	566	622	169	1,125	566
Cash and cash equivalents at end of period	423	613	613	622	169	1,125

Other information
Free cash flow per share	$0.48	$3.54	$1.07	$1.09	$1.11	$0.27
Annualized cash flow yield	6.2%	6.5%	6.5%	6.3%	6.3%	6.0%

BCE Supplementary Financial Information - First Quarter 2016 Page 13

Accompanying Notes

We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

(1)	Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

(2)	Non-GAAP Financial Measures
Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

BCE Supplementary Financial Information - First Quarter 2016 Page 14

Accompanying Notes

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow, free cash flow per share and annualized cash flow yield

The terms free cash flow, free cash flow per share and annualized cash flow yield do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest.

We define free cash flow per share as follows:

Free cash flow
Average number of common shares outstanding for the period

We define annualized cash flow yield as follows:

Trailing 12-month free cash flow
Number of common shares outstanding at end of period multiplied by share price at end of period

We consider free cash flow, free cash flow per share and annualized cash flow yield to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow, free cash flow per share and annualized cash flow yield to evaluate the financial strength and performance of our businesses.

For free cash flow, the most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

BCE Supplementary Financial Information - First Quarter 2016 Page 15

Accompanying Notes

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

Adjusted EBITDA to net interest expense represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows and 50% of declared preferred share dividends as shown in our income statements.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base for the specified period. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

BCE Supplementary Financial Information - First Quarter 2016 Page 16